CUSIP No. 079481404

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Bellicum Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

079481404

(CUSIP Number)

Richard A. Fair
Chief Executive Officer
Bellicum Pharmaceuticals, Inc.
3730 Kirby Drive, Ste. 1200
Houston, TX 77098
Tel: 281-454-3424
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

CUSIP No. 079481404

1.	Names of Reporting Persons. Richard A. Fair
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 691,639
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 691,639
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 691,639(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 7.4%(2)
14.	Type of Reporting Person (See Instructions) IN

[1]	Represents 13,012 shares of common stock and 678,627 shares issuable for vested and exercisable options within 60 days of September 30, 2022, beneficially held by Mr. Fair.
[2]	This percentage is calculated based upon Mr. Fair’s 678,627 beneficially owned shares as of September 30, 2022, divided by 8,612,941 shares of common stock outstanding as disclosed in the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on October 24, 2022, plus Mr. Fair’s 678,627 shares issuable pursuant to vested and exercisable options within 60 days of September 30, 2022.

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CUSIP No. 079481404
Explanatory Note
    Pursuant to Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), Mr. Fair was required to file a statement containing the information required by Schedule 13D with the United States Securities and Exchange Commission (the “SEC”) due to his acquisition and beneficial ownership of greater than five percent of the common stock of Bellicum Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). Mr. Fair was granted stock options pursuant to the Issuer’s 2014 Equity Incentive Plan and 2019 Equity Incentive Plan which periodically vest (see Item 6 below). On May 16, 2022, Mr. Fair’s share of common stock, par value $0.01 per share (“Common Stock”), held directly by him and the Common Stock issuable to him upon the exercise of stock options within 60 days of May 16, 2022 surpassed the five percent threshold stipulated in Rule 13d-1, based on 8,610,217 shares outstanding as of such date.
    Pursuant to Rule 13d-2 promulgated under the Act, Mr. Fair was then required to file an amendment to Schedule 13D each time his beneficial ownership of Common Stock increased or decreased by a material amount. Mr. Fair’s options continued to vest and on June 17, 2022, Mr. Fair’s share of Common Stock held directly and Common Stock issuable upon the exercise of options within 60 days of the reporting date surpassed six percent based on 8,611,273 shares outstanding. Further, due to additional stock option vesting, on September 30, 2022, Mr. Fair’s beneficial ownership became 7.4%, as disclosed in Line 13 above.
    This Schedule 13D represents an initial Schedule 13D filing for Mr. Fair and includes the required disclosures which would have been required in two subsequent amendments.
Item 1.    Security and Issuer
(a)    This statement on Schedule 13D relates to the Common Stock of the Issuer.
(b)    The principal executive offices of the Issuer are located at 3730 Kirby Drive, Suite 1200, Houston, Texas 77098.
Item 2.    Identity and Background

(a)    This statement is being filed by Richard A. Fair (the “Reporting Person”).

(b)    The business address of the Reporting Person is c/o Bellicum Pharmaceuticals, Inc., 3730 Kirby Drive, Suite 1200, Houston, Texas 77098.

(c)    The Reporting Person is the President, Chief Executive Officer, and a Director of the Issuer.

(d)    During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    The Reporting Person is a citizen of the United States.
Item 3.

The 691,639 shares of Common Stock beneficially owned by Mr. Fair as of September 30, 2022, include 678,627 shares of Common Stock issuable upon the exercise of stock options that are exercisable within 60 days of September 30, 2022. In addition, 2,000 were acquired on August 21, 2019, using personal funds through open market purchases for an aggregate price of $19,800.00; 4,000 were acquired on September 10, 2019, using personal funds through open market purchases for an aggregate price of $50,000.00; and 5,000 were acquired on March 17, 2020, using personal funds through open market purchases for an aggregate price of $19,960.00. The remaining 2,012 shares were acquired from the Issuer in connection with the Issuer’s employee stock purchase plan. Mr. Fair did not acquire ownership of any shares of Common Stock with borrowed funds.
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CUSIP No. 079481404
Item 4.
Mr. Fair holds his stock options and shares of Common Stock for investment purposes. Mr. Fair may, from time to time, acquire additional shares of Common Stock in open market transactions, through the exercise of vested options or through additional compensatory grants of options and restricted stock units pursuant to the Issuer’s 2014 Equity Incentive Plan, as amended, 2019 Equity Incentive Plan, as amended, or similar plans. Additionally, Mr. Fair may, from time to time, sell his shares of Common Stock in open market transactions or in negotiated block sales to one or more purchasers, consistent with his investment purpose. Subject to the foregoing, Mr. Fair has no current plans or proposals that relate to or would result in any of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer

(a)    The Reporting Person beneficially owns 13,012 shares of Common Stock directly and 678,627 shares of Common Stock issuable under vested and exercisable options within 60 days of September 30, 2022, which represents beneficial ownership of 7.4% of the Issuer’s Common Stock outstanding as of October 11, 2022, based on 8,612,941 shares of the Issuer’s Common Stock outstanding as disclosed in the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on October 24, 2022. The number of shares of Common Stock of the Issuer that Mr. Fair has the right to acquire within 60 days of September 30, 2022, (678,627) are deemed to be outstanding for the purposes of calculating his beneficial ownership percentage.
(b)    The Reporting Person has sole power to vote or direct the vote, and dispose or direct the disposition, of all of the shares of Common Stock that he beneficially holds and all the shares issuable for vested and exercisable options within 60 days of September 30, 2022.
(c)    Except as described in this Schedule 13D, the Reporting Person has not engaged in any transactions in the Issuer’s Common Stock in the past sixty days.
(d)    To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.
(e)    Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The following table summarizes the terms of all outstanding options the Issuer has granted to Mr. Fair pursuant to the Issuer’s 2014 Equity Incentive Plan and 2019 Equity Incentive Plan. The forms of award agreement applicable to each award are listed in Item 7 and were previously filed with the SEC. The terms of such agreements are incorporated herein by reference. Under certain circumstances, Mr. Fair may be required to forfeit shares underlying unvested options. Pursuant to the terms of the 2014 Equity Incentive Plan and the 2019 Equity Incentive Plan, in the event of certain corporate transactions, if the surviving or acquiring entity elects not to assume, continue or substitute for equity awards granted under the 2014 Equity Incentive Plan or 2019 Equity Incentive Plan, the vesting and, if applicable, exercisability of each equity award granted under the 2014 Equity Incentive Plan and 2019 Equity Incentive Plan will accelerate in full for those whose services with the Issuer or any of its affiliates has not terminated.

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CUSIP No. 079481404

Date of Grant	No. of Shares of Common Stock Underlying Options	Exercise Price	Vesting Schedule
1/30/2017	50,000	$118.70	25% on the one-year anniversary of grant date and 1/48th of the remaining each month thereafter.
1/2/2018	22,500	$92.30	25% on the one-year anniversary of grant date and 1/48th of the remaining each month thereafter.
7/2/2018	22,499	$77.20	25% on the one-year anniversary of grant date and 1/48th of the remaining each month thereafter.
2/1/2019	30,000	$33.50	25% on the one-year anniversary of grant date and 1/48th of the remaining each month thereafter.
7/11/2019	29,999	$18.70	25% on the one-year anniversary of grant date and 1/48th of the remaining each month thereafter.
2/3/2020	125,699	$13.60	25% on the one-year anniversary of grant date and 1/48th of the remaining each month thereafter.
12/15/2020	286,000	$2.97	50% on the one-year anniversary of grant date and 1/24th of the remaining each month thereafter.
8/16/2021	265,000	$2.88	50% on the one-year anniversary of grant date and 1/24th of the remaining each month thereafter.
8/15/2022	400,000	$1.44	33% on the one-year anniversary of grant date and 1/36th of the remaining each month thereafter.

Item 7. Material to be Filed as Exhibits

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CUSIP No. 079481404

	Description	Incorporated by Reference
		Schedule / Form	File No.	Exhibit	Filing Date
A.	Bellicum Pharmaceuticals, Inc. 2014 Equity Incentive Plan, as amended.	10-Q	001-36783	10.2	5/7/2019
B.	Form of Stock Option Grant Notice and Option Agreement under the 2014 Equity Incentive Plan.	10-K	001-36783	10.4(B)	3/13/2018
C.
Form of Stock Option Grant Notice and Option Agreement under the 2014 Equity Incentive Plan (with accelerated vesting) (incorporated by reference to Exhibit 10.4(C) to the Registrant’s Annual Report on Form 10-K filed with the SEC on March 13, 2018).
		10-K	001-36783	10.4(C)	3/13/2018
D.
Form of Restricted Stock Award Notice and Restricted Stock Award Agreement under the 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.4(D) to the Registrant’s Annual Report on Form 10-K filed with the SEC on March 13, 2018).
		10-K	001-36783	10.4(D)	3/13/2018
E.
Form of Restricted Stock Unit Notice and Restricted Stock Unit Agreement under the 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.4(E) to the Registrant’s Annual Report on Form 10-K filed with the SEC on March 13, 2018).
		10-K	001-36783	10.4(E)	3/13/2018
F.
Form of Stock Option Grant Notice and Option Agreement under the 2014 Equity Incentive Plan (Inducement Award)(incorporated by reference to Exhibit 10.4(F) to the Registrant’s Annual Report on Form 10-K filed with the SEC on March 13, 2018).
		10-K	001-36783	10.4(F)	3/13/2018
G.
Form of Stock Option Grant Notice and Option Agreement under the 2014 Equity Incentive Plan (Non-Employee Director Form) (incorporated by reference to Exhibit 10.4(G) to the Registrant’s Annual Report on Form 10-K filed with the SEC on March 13, 2018).
		10-K	001-36783	10.4(G)	3/13/2018
I.	Bellicum Pharmaceuticals, Inc. Amended and Restated 2019 Equity Incentive Plan.	8-K	001-36783	10.1	6/16/2022
J.
Forms of stock option grant notice, stock option agreement and notice of exercise, and forms of restricted stock award notice and restricted stock award agreement under the Bellicum Pharmaceuticals, Inc. 2019 Equity Incentive Plan.
		10-K	001-36783	10.5(B)	3/12/2019

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CUSIP No. 079481404
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2022
/s/ Richard A. Fair
Richard A. Fair
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